UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number: 000-26124
CUSIP Number: 46600W106
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☑ Form 10-Q ☐ Form N-SAR
For Period Ended: June 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
Part I. Registrant Information
Full name of registrant: IXYS Corporation
Former name if applicable: Paradigm Technology, Inc.
Address of principal executive office (Street and number): 3540 Bassett Street
City, State and Zip Code: Santa Clara, CA 95054

Part II. Rule 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III. Narrative
     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR , N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Additional time will be needed for the registrant to complete the preparation and review of the registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the “Form 10-Q”). The registrant has dedicated considerable time and effort to the preparation of the Form 10-Q. Notwithstanding management’s efforts and a substantial expenditure of resources, the preparation and review of the Form 10-Q is not completed. As a result, the registrant requires additional time to complete the preparation and review of the Form 10-Q.
The Form 10-Q will be filed as soon as reasonably practicable.
Part IV. Other Information
     (1) Name and telephone number of person to contact in regard to this notification.

James R. Jones	(408) 982-0700

(Name)	(Area Code)(Telephone number)
     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The registrant anticipates a significant change in the results of operations from those of its quarter June 30, 2005. In a press release issued on August 4, 2005, the registrant announced net income for the three months ended June 30, 2005 of $5.1 million, as compared to $1.9 million for the comparable period of the prior year. The press release was furnished in a Form 8-K filed with the Commission on August 4, 2005.
IXYS Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2005	By:	/s/ Uzi Sasson
Uzi Sasson,
Vice President of Finance (Principal Financial Officer)

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